Exhibit 99.23

HEADWATERS INCORPORATED

BROAD-BASED MANAGEMENT BONUS PLAN

As Amended and Restated Effective 1 October 2007

1.	PURPOSE

The purpose of this Broad-Based Management Bonus Plan is to promote the success of Headwaters Incorporated and Headwaters’ subsidiaries, by providing financial incentive for employees to strive for more effective operation of the business through ongoing development and use of their knowledge, skill, ingenuity, resourcefulness and industry. The Plan provides that annual Awards may be made to employees who are responsible for successful operation and management of the Company.

2.	DEFINITIONS

The following definitions shall be applicable throughout the Plan:

(a)	“Award” means the total dollar amount that may be paid to a Participant following a given Performance Year.

(b)	“Board” means the Board of Directors of Headwaters Incorporated.

(c)	“Chief Executive Officer” means the Chief Executive Officer of Headwaters Incorporated.

(d)	“Code” means the Internal Revenue Code of 1986, as amended.

(e)	“Committee” means the Compensation Committee of the Board unless another committee comprised of members of the Board is designated by the Board to oversee and administer the Plan, provided, that the Committee shall consist of two or more members of the Board as the Board may designate from time to time, each of whom shall satisfy such requirements as a stock exchange on which the securities of the Company are traded may establish pursuant its rule-making authority for independent directors.

(f)	“Company” means Headwaters Incorporated, a Delaware corporation.

(g)	“Completion Factor” means the percentage completion of IBO commitments of the Participants.

(h)	“Covered Employee” means a person within the meaning of such term under Section 162(m) of the Code and Treasury regulations promulgated thereunder.

(i)	“Division” means a subset of the Company, as defined by the Committee at the time it sets the proposed Awards under Section 6, for which Operating Income can be calculated.

(j)	“Division Bonus Pool” means a portion of the Division Operating Income determined by a formula for each Division approved by the Committee at the time it sets the proposed Awards under Section 6.

(k)	“Disability” means a physical or mental medical condition that prevents the Participant from performing the duties of his or her position with the Company and is likely to last at least twelve months or result in death, as determined by the Committee in its sole discretion.

(l)	“Individual Business Objective” or “IBO” means the goal or goals established by the Committee for each Participant used to determine his or her Performance Adjustment Factor.

(m)	“Individual Bonus Factor” means a percentage assigned to each Plan Participant by the Committee at the time it sets the proposed Awards under Section 6.

(n)	“Operating Income” means sales revenue less cost of goods sold and operating expenses as determined in accordance with generally accepted accounting principles. Division Operating Income means Operating Income as determined for a Division in accordance with generally accepted accounting principles.

(o)	“Participant” means a full-time employee of the Company, employed by the Company on the last day of a Performance Year (subject to Section 9) and who otherwise meets the eligibility requirements for participation set forth in Section 4.

(p)	“Performance Adjustment Factor” or “PAF” means the multiplier obtained by combining the completion factors from the IBOs of a Participant as determined by the Committee in its sole discretion. The Performance Adjustment Factor can vary from 0% to 100% depending upon the attainment of the Participant’s IBOs.

(q)	“Performance Year” means a designated fiscal year of the Company during which Company and individual performance will be measured and Participant services will be rendered for which an Award may be granted.

(r)	“Plan” means this Headwaters Incorporated Broad-Based Management Bonus Plan.

(s)	“Retirement” means a separation from service on or after the attainment of age 60 with five years of service.

(t)	“Threshold Operating Income” means the minimum Division Operating Income that must be achieved before an Award can be paid, as determined by the Committee at the time it sets the proposed Awards under Section 6.

3.	POWERS AND ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall have the authority to construe and interpret the Plan and any Awards granted thereunder, to establish and amend rules for Plan administration, to change the terms and conditions of Awards at or after grant, and to make all other determinations which it deems necessary or advisable for the administration of the Plan. The determinations of the Committee shall be made in accordance with its judgment as to the best interests of the Company and its stockholders and in accordance with the purposes of the Plan, and shall be final and binding on all persons. The Committee may take action by a meeting in which a quorum of the Committee is present. The meeting may be in person, by telephone or in such other manner in which the members of the Committee participating in the meeting may communicate directly with each other. A majority of the members of the Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee, in writing signed by all the Committee members.

The Committee shall have the authority to reduce but not increase the payouts on Awards and the Committee shall have the authority to limit but not waive the performance-based vesting of such Awards, in both cases in its sole discretion. The Committee may prescribe rules and procedures for the administration of the Plan and shall have the authority to delegate ministerial duties to agents for the Committee (and allocate responsibilities among the agents appointed by the Committee for the performance of the ministerial duties) in the administration of the Plan.

4.	ELIGIBILITY FOR PARTICIPATION

(a)	Those key employees of the Company and its subsidiaries, excluding Covered Employees of the Company, who are employed by the Company on the last day of the Performance Year (subject to Section 9) who are designated to participate in the Plan by the Committee and have achieved pre-determined Plan performance criteria shall be eligible to participate in the Plan.

(b)	Participation in a Performance Year does not entitle participation in any subsequent Performance Year.

5.	CALCULATION OF AWARDS

The potential Award for a Participant for a Performance Year shall be computed as follows:

Participant’s Division Bonus Pool x Participant’s Individual Bonus Factor x the Participant’s PAF.

The potential Awards payable under the Plan to a Participant may be reduced (but not increased) by the Committee in its sole discretion to determine the actual Award to be paid to the Participant; provided that the reduction in the amount payable to a Participant shall not result in an increase in the amount payable to any other Participant.

6.	PARTICIPANT SELECTION AND AWARD DETERMINATION

Within 90 days after the beginning of each Performance Year:

(a)	The Chief Executive Officer shall present to the Committee the list of recommended Participants, their respective PAFs, the computation of their proposed Awards, and the Award amounts recommended for each Participant.

(b)	The Committee shall consider the Chief Executive Officer’s report referred to in Section 6(a) and shall, in its sole discretion, determine in writing the employees of the Company or its subsidiaries to be designated as Participants in the Plan, the potential Awards to be granted to such Participants for the Performance Year, and the terms and conditions for such Awards.

7.	INDIVIDUAL AWARDS

(a)	A Participant’s Award shall be prorated based upon number of months of service in a given Performance Year or if the Participant is changed to a different employment category or different employment categories during a Performance Year.

(b)	The actual Award, if any, to be paid to any individual Participant hereunder shall be based upon the Participant’s Divisional performance and individual performance considerations, and shall be determined by the Committee in its sole discretion, provided, that in all events the Committee shall have the authority to decrease the actual Award payout below the potential Award as computed in Section 5 but not to increase the actual Award payout in excess of the Award payable under the Award as computed in Section 5 above, and provided further that the reduction in the amount payable to a Participant shall not result in an increase in the amount payable to any other Participant.

(c)	No Award will be granted if the Participant’s Divisional performance is below the Threshold Operating Income established by the Committee for the Performance Year, or if a Participant’s individual performance is unsatisfactory, as determined by the Committee in its sole discretion.

(d)	Under the Plan, the maximum cash payment that may be made to a single Participant under a single Award shall not exceed $3,000,000.

8.	FORM AND TIME OF PAYMENT

An Award shall be paid to the Participant in cash, less applicable federal, state and local income and employment taxes, as soon as practicable after the date on which the Committee shall have certified in writing that the performance criteria for the Performance Year have been met and shall have approved the Awards for payment, but not later than 90 days after the Committee makes such determinations.

9.	RETIREMENT, DISABILITY, DEATH AND TERMINATION

(a)	In the event of the termination of a Participant’s employment due to his or her Retirement, Disability, or death, such Participant (or the Participant’s probate estate, in the event of death) may receive an Award that would be otherwise payable to the Participant, prorated to the effective date of such event, at the sole discretion of the Committee. Any such prorated Award shall be determined and paid in accordance with the regular procedures of the Plan.

(b)	Should a post-termination Award be approved under Section 9(a), such Award shall be paid in cash, less applicable federal, state, and local income and employment taxes, on the normal Award payout date to the Participant (or to the Participant’s probate estate, in the event of death) or to the person or persons who have acquired, by will or by the laws of descent and distribution or by other legal proceedings, the right to such Award, in the sole discretion of the Committee.

(c)	If the employment of a Participant is terminated for reasons other than due to his or her Retirement, Disability or death, then the Participant shall cease to have any rights to the payment of or under any Award.

10.	NO RESERVE OR TRUST

Nothing contained in the Plan shall require the Company to segregate any monies from its general funds, or to create any trust or make any special deposit in respect of any amounts payable under the Plan to or for any Participant or group of Participants. All amounts payable under the Plan shall be paid out of the general funds of the Company.

11.	NO RIGHT TO ASSIGN

No right or interest of any Participant in the Plan or in any unpaid Award shall be assignable or transferable in whole or in part, either voluntarily or by operation of law or otherwise, or be subject to payment of debts of any Participant by execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner.

12.	NO EMPLOYMENT RIGHTS CONFERRED

Nothing contained in the Plan or any Award shall (i) confer upon any employee any right with respect to continuation of employment with the Company or its subsidiaries in any capacity, (ii) interfere in any way with the right of the Company and its subsidiaries to terminate an employee’s employment at any time, or (iii) interfere with the Company’s right to determine the terms and conditions of any other employee benefit plan of the Company.

13.	SUCCESSORS AND MERGERS, CONSOLIDATIONS OR CHANGE IN CONTROL

The terms and conditions of this Plan shall inure to the benefit of and bind the Company, the Participants, their successors, assignees, and personal representatives. If substantially all of the stock or assets of the Company are acquired by another corporation or entity or if the Company is merged into, or consolidated with another corporation or entity, then upon such event all obligations created hereunder shall be obligations of the acquirer or successor corporation or entity without the requirement of further action by the acquirer or successor corporation or entity.

14.	SECTION 409A

In the event that any Award or portion thereof constitutes nonqualified deferred compensation that is subject to section 409A of the Code, this Plan is intended to comply with the applicable requirements of section 409A of the Code with respect to such Award or portion thereof and shall be interpreted and administered to the extent possible in a manner consistent with the foregoing statement of intent.

15.	GOVERNING STATE LAW

The provisions of this Plan shall be construed and administered in accordance with the laws of the State of Utah.

16.	AMENDMENT AND TERMINATION OF THE PLAN

The Board and the Committee may from time to time amend, suspend, terminate or reinstate any or all of the provisions of the Plan. However, the Board and the Committee may not cancel Awards payable on account of a completed Performance Year, except as otherwise provided in the Plan.

17.	EFFECTIVE DATE AND TERM OF THE PLAN

The Plan, as amended and restated, shall become effective for the Performance Year commencing on or after October 1, 2007, upon adoption by the Board, and thereafter shall remain in effect until such time as the Board or the Committee may terminate it.